Interim Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the Three and Six month periods ended April 30, 2011

(Unaudited – See Notice to Reader)

NOTICE of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of Micromem Technologies Inc. for the period ended April 30, 2011 have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

Dated: June 28, 2011

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

As at	April 30, 2011	October 31, 2010	April 30, 2010
	(unaudited)	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$34,909	$26,039	$37,260
Deposits and other receivables	90,932	97,063	102,357
Promissory note receivable (Note 7)	-	5,000	200,000
	125,841	128,102	339,617

Property and equipment, net (Note 8)	13,451	16,686	20,981
Deferred development costs (Note 9)	400,756	221,521	2,496,421
Patents, net (Note 10)	183,714	202,027	203,181
	$723,762	$568,336	$3,060,200

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 11)	740,980	512,548	223,881
Accounts payable and accrued liabilities	1,371,395	1,075,014	1,034,673
	2,112,375	1,587,562	1,258,554
Shareholders' Equity (Deficiency)
Share capital: (Note 11)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value
Issued and outstanding: 98,099,511 common shares (2010: 91,877,178)	50,468,295	50,102,699	49,395,035
Subscription received	73,363	-	-
Equity component of bridge loans (Note 11)	6,582	5,784	23,644
Contributed surplus (Note 12)	24,942,253	24,664,404	24,433,378
Deficit accumulated during the development stage	(76,879,106)	(75,792,113)	(72,050,411)
	(1,388,613)	(1,019,226)	1,801,646
	$723,762	$568,336	$3,060,200

Going Concern (Note 2)
Related Party Transactions (Note 14)
Commitments (Note 15)
Contingencies (Note 16)
Subsequent Events (Note 20)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"Andrew Brandt" (Signed)
Andrew Brandt, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)
For the period ended April 30, 2011 (with comparative data)

					Period from
					September 3, 1997
	April 30, 2011	April 30, 2011	April 30, 2010	April 30, 2010	to April 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(3 mos )	(6 mos )	(3 mos )	(6 mos )

Costs and expenses (income):
Administration	$128,686	$228,520	$41,487	$120,142	$5,081,035
Professional, other fees and salaries (Notes 11 and 14)	333,309	762,230	423,573	705,297	47,074,895
Research and development (recovery) (Note 9)	(6,621)	8,440	-	-	8,787,953
Travel and entertainment	21,302	38,877	51,008	90,292	2,381,167
Amortization of property and equipment (Note 8)	1,651	13,946	2,174	4,291	383,775
Foreign exchange loss	48,937	65,358	13,527	23,245	201,106
Writedown of deferred development costs (Note 9)		-	-	-	2,711,392
Write-down of royalty rights		-	-	-	10,000,000
Allowance (recovery), promissory note receivable (Note 7)	(20,000)	(30,000)	-	-	171,333
Other expenses		-	-	-	732,941
Loss before undernoted	507,264	1,087,371	531,769	943,267	77,525,597

Interest and other income	(39)	(378)	(5,009)	(10,108)	(675,676)

Loss before income taxes	(507,225)	(1,086,993)	(526,760)	(933,159)	(76,849,921)

Income taxes (Note 13)	-	-	-	-	29,185

Net loss for the period	(507,225)	(1,086,993)	(526,760)	(933,159)	(76,879,106)

Deficit accumulated during the development stage, beginning of period	(76,371,881)	(75,792,113)	(71,523,651)	(71,117,252)	-
Deficit accumulated during the development stage, end of period	$(76,879,106)	$(76,879,106)	$(72,050,411)	$(72,050,411)	$(76,879,106)

Loss per share - basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)	(1.32)

Weighted average number of shares	97,860,622	97,142,643	91,846,437	91,189,092	58,097,080

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
For the period ended April 30, 2011 (with comparative data)

					Period from
					September 03, 1997
	April 30, 2011	April 30, 2011	April 30, 2010	April 30, 2010	to Aptil 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(3 mos )	(6 mos )	(3 mos )	(6 mos )
Cash flows from operating activities:
Net loss for the period	$(507,225)	$(1,086,993)	$(526,760)	$(933,159)	$(76,879,106)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and trademarks	-	10,711	-		78,307
Amortization of property and equipment	1,651	3,235	2,174	4,291	558,284
Accretion expense	373	851	1,414	1,414	6,266
Stock option expense	12,425	110,306	31,874	31,874	25,087,324
Increase (decrease) in deposits and other receivables	65,196	41,131	43,275	(18,871)	(253,668)
Increase (decrease) in accounts payable and accrued liabilities	336,135	296,379	166,439	(5,731)	1,641,108
Writedown of deferred development costs	-	-	-		2,711,392
Gain on settlement of debt	-	-	-		(114,000)
Allowance (recovery), promissory note receivable (Note 7)	(20,000)	(30,000)			171,333
Shares issued to supplier	-	-	-		173,125
Write-down of royalty rights	-	-	-		10,000,000
Write-down of patents and trademarks	-	-	-		299,820
Share compensation expense	-	-	-		7,285,696
Other adjustments	-	-	-		215,086
Net cash used in operating activities	(111,445)	(654,380)	(281,584)	(920,182)	(29,019,033)
Cash flows from investing activities:
Purchase of property and equipment	-	-	-	(851)	(771,654)
Patents and trademarks	-	(3,108)	(26,073)	(64,529)	(597,265)
Deferred development costs	(168,524)	(168,524)	(211,275)	(485,847)	(3,047,987)
Other	-	-	-		395,099
Royalty rights	-	-	-		(2,000,000)
Net cash used in investing activities	(168,524)	(171,632)	(237,348)	(551,227)	(6,021,807)
Cash flows from financing activities:
Issue of common shares	30,000	533,140	130,000	1,156,448	33,081,681
Subscription received	73,363	73,363			73,363
Bridge loans	186,260	228,379	246,111	246,111	741,294
Other	-	-	-		1,179,411
Net cash provided by financing activities	289,623	834,882	376,111	1,402,559	35,075,749
Increase (decrease) in cash and cash equivalents	9,654	8,870	(142,821)	(68,850)	34,909
Cash and cash equivalents, beginning of period	25,255	26,039	180,081	106,110	-
					-
Cash and cash equivalents, end of period	$34,909	$34,909	$37,260	$37,260	$34,909
Supplemental cash flow information:
Interest paid	23,898	23,898	-	-	100,885
Income taxes paid	-	-	-	-	66,722

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)
UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)
As at April 30, 2011 (with comparative data)

	Number of	Share Capital	Contributed	Deferred Share	Equity component	Deficit Accumulated
	Shares		Surplus	Compensation	of Bridge loan	During
						Development stage

Micromem share capital, October 31, 1998	3,490,643	$-	$-	$-	$-	$-
Exercise of director’s stock options	490,000	-	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-	-
Net loss for the year	-	-	-	-	-	(500,992)
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-	-
Assigned fair value of net assets	32,000,000	549,140	-	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	-	(500,992)

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-	-
Shareholder loan forgiven	-	-	544,891	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-	-
Net loss for the year	-	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	-	(5,708,779)

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-	-
Deferred share compensation	-	-	2,711,881	(453,219)	-	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-	-	-
Common shares issued pursuant to compensation agreements, March	901,110	4,206,447	-	-	-	-
Stock options issued to directors/consultants	-	-	9,681,257	-	-	-
Net loss for the year	-	-	-	-	-	(16,940,613)
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	(453,219)	-	(22,649,392)

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-	-
Deferred share compensation	-	-	(453,219)	453,219	-	-
Stock-based compensation	-	-	34,000	-	-	-
Exercise of director’s stock options for cash, January 17, 2001	714,686	71,469	-	-	-	-
Common shares issued pursuant to compensatory stock options, at	-	1,581,242	(1,581,242)	-	-	-
Adjustment-share compensation expenses	-	-	(677,420)	-	-	-
Common shares issued pursuant to compensation agreement, January	11,192	66,461	-	-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-	-
Common shares issued under asset purchase agreement to Estancia	2,007,831	8,000,000	-	-	-	-
Compensation shares due but not issued	-	-	1,431,545	-	-	-
Stock options issued to directors/consultants	-	-	4,627,752	-	-	-
Net loss for the year	-	-	-	-	-	(9,187,377)
Balance, October 31, 2001	45,935,349	29,642,242	16,319,445	-	-	(31,836,769)

Stock options issued to directors/consultants	-	-	1,832,500	-	-	-
Shares issued pursuant to compensatory agreement, March 26, 2002	765,588	1,431,545	(1,431,545)	-	-	-
Net loss for the year	-	-	-	-		(14,565,515)
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	-	(46,402,284)

Private placement of common shares for cash, August 13, 2003	2,031,250	162,500	-	-	-	-
Net loss for the year	-	-	-	-	-	(1,767,965)
Stock options issued to directors/consultants			318,000		-
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	-	(48,170,249)

Private placement	800,000	73,000	-	-	-	-
Exercise of common share warrants	3,231,250	264,500	-	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-	-
Stock options issued to consultant	-	-	1,379,970	-	-	-
Net loss for the year	-	-	-	-	-	(2,314,298)
Balance at October 31, 2004	58,063,437	$32,103,787	$18,418,370	$-	$-	$(50,484,547)

Exercise of common share purchase warrants for cash	2,431,250	206,500	-	-	-	-
Private placement of common shares for cash	2,342,334	1,472,500	-	-	-	-
Exercise of stock options	1,820,000	553,600	-	-	-	-
Settlement of accounts payable for common shares	62,428	43,700	-	-	-	-
Stock options issued to consultants/employees	-	-	1,721,742	-	-	-
Legal expenses relating to private placements	-	(75,000)	-	-	-	-
Net loss	-	-	-	-	-	(4,035,483)
Transfer to contributed surplus (restatement)	-	(264,000)	264,000	-	-	-
Balance at October 31, 2005	64,719,449	34,041,087	20,404,112	-	-	(54,520,030)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)
UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)
As at April 30, 2011 (with comparative data)

	Number of	Share Capital	Contributed	Deferred Share	Equity component	Deficit Accumulated
	Shares		Surplus	Compensation	of Bridge loan	During
						Development stage

Balance at October 31, 2005	64,719,449	34,041,087	20,404,112	-	-	(54,520,030)

Exercise of stock options	3,550,000	1,064,980	-	-	-	-
Stock options issued to consultants/employees	-	-	2,058,560	-	-	-
Private placement of common shares for cash	150,000	75,000	-	-	-	-
Exercise of common share purchase warrants for cash	771,850	485,548	-	-	-	-
Net loss	-	-	-	-	-	(4,058,180)
Transfer to contributed surplus (restatement)	-	1,026,738	(1,026,738)	-	-	-
Balance at October 31, 2006	69,191,299	36,693,353	21,435,934	-	-	(58,578,210)

Exercise of stock options	1,700,000	552,000	-	-	-	-
Transfer from contributed surplus	-	340,122	(340,122)	-	-	-
Price adjustment on outstanding warrants	-	(1,326,308)	1,326,308	-	-	-
Stock options issued to consultants/employees	-	-	86,787	-	-	-
Stock options issued to Directors	-	-	96,945	-	-	-
Warrants issued to consultants	-	-	85,484	-	-	-
Exercise of common share purchase warrants for cash	477,500	191,000	-	-	-	-
Private placement of common shares for cash	1,577,368	716,230	-	-	-	-
Net loss	-	-	-	-	-	(2,811,378)
Balance at October 31, 2007	72,946,167	37,166,397	22,691,336	-	-	(61,389,588)

Warrants issued to consultants	-	-	23,814	-	-	-
Private placement of common shares for cash	4,152,296	2,980,031	-	-	-	-
Exercise of stock options	1,440,000	1,010,500	-	-	-	-
Exercise of common share purchase warrants for cash	3,671,318	1,493,527	-	-	-	-
Transfer from contributed surplus for stock options exercised	-	537,494	(537,494)	-	-	-
Transfer from contributed surplus for warrants exercised	-	1,411,792	(1,411,792)	-	-	-
Stock options issued to directors/consultants	-	-	1,017,600	-	-	-
Settlement of accounts payable for common shares.	30,000	59,100	-	-	-	-
Cashless exercise of warrants for common shares	646,886	-	-	-	-	-
Warrants issued for private placement	-	(330,957)	330,957	-	-	-
Common shares for services	50,000	52,250	-	-	-	-
Net loss	-	-	-	-	-	(5,416,725)
Balance at October 31, 2008	82,936,667	44,380,134	22,114,421	-	-	(66,806,313)

Private placement of units for cash	4,393,535	2,305,215	653,627	-	-	-
Exercise of stock options	1,652,801	992,417	-	-	-	-
Transfer from contributed surplus for stock options exercised	-	573,706	(573,706)	-	-	-
Common shares for services	200,000	173,125	-	-	-	-
Financing cost paid	-	(164,417)	-	-	-	-
Stock options issued to directors/consultants	-	-	1,951,569	-	-	-
Exercise of common share purchase warrants for cash	200,000	234,000	-	-	-	-
Net loss	-	-	-	-	-	(4,310,939)
Balance at October 31, 2009	89,383,003	48,494,180	24,145,911	-	-	(71,117,252)

Private placement of units for cash	5,749,201	1,599,658	421,393	-	-	-
Common shares for services	192,307	50,000	-	-	-	-
Financing cost paid	-	(39,310)	-	-	-	-
Stock options extended to directors/consultants	-	-	95,038	-	-	-
Warrants issued to loan holder	-	-		-	-	-
Warrants extended	-	(1,829)	1,829	-	-	-
Equity portion of bridge loan	-	-	233	-	5,784	-
Net loss	-	-	-	-	-	(4,674,861)
Balance at October 31, 2010	95,324,511	50,102,699	24,664,404	-	5,784	(75,792,113)

Private placement of units for cash	2,525,000	503,140	-	-	-	-
Stock options issued to staff	-	-	33,735	-	-	-
Warrants issued for private placement	-	(159,309)	159,309	-	-	-
Warrants extended	-	-	64,146	-	-	-
Net loss	-	-	-	-	-	(579,768)
Balance at January 31, 2011	97,849,511	50,446,530	24,921,594	-	5,784	(76,371,881)

Private placement of units for cash	250,000	30,000	-	-	-	-
Subscription received	-	73,363	-	-	-	-
Stock options issued to directors/consultants	-	-	12,425	-	-	-
Warrants issued for private placement	-	(8,234)	8,234	-	-	-
Equity portion of bridge loan	-	-	-	-	798	(507,225)
Balance at April 30, 2011	98,099,511	50,541,658	24,942,253	-	6,582	(76,879,106)

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

1.	NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, the Company acquired all of the outstanding shares of Pageant Technologies Inc. (“Pageant”), a company subsisting under the laws of Barbados. This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles (“Canadian GAAP”) which, except as outlined in Note 18, conforms with United States generally accepted accounting principles (“U.S. GAAP”).

The Company currently operates as a developer of non-volatile magnetic memory technology and has developed magnetic sensor technology applications. The Company has not generated significant revenue through April 30, 2011 and is devoting substantially all of its efforts to the development of its technologies. Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Certain principal conditions and events are prevalent which indicate that there is doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. The Company has incurred substantial recurring losses to date. It reports a working capital deficiency and a shareholders’ deficiency at April 30, 2011.

The Company will focus its development effort on an existing project in order to develop a commercial application for this project and will continue to raise financing for operations as outlined in Notes 11 and 20.

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

2.	GOING CONCERN (Cont’d)

In the ensuing fiscal year, the Company anticipates that (i) it will realize initial revenues from commercialization efforts with current strategic development partners, (ii) it will monitor the timing of incurring additional expenses in keeping with its ongoing working capital position, and (iii) it will continue to secure financing in the same manner in which it has raised financing to date.

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP (except as disclosed in Note 18).

Interim Reporting

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian generally accepted accounting principles for the presentation of annual financial statements. Notwithstanding, the unaudited interim financial statements follow the same accounting policies and methods of application as the audited financial statements of the Company for the year ended October 31, 2010. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Micromem for the years ended October 31, 2010 and 2009. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments of a normal recurring nature to present fairly the position of the Company as at April 30, 2011 and reflect the results of operation for the three and six month periods then ended.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

4.	CHANGE IN ACCOUNTING POLICY

Fair value and liquidity risk disclosure

Effective November 1, 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ending October 31, 2010. This adoption resulted in additional disclosure as provided below.

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments approximated their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company's financial instruments measured at fair value on the balance sheet consist of cash and cash equivalents. Cash and cash equivalents are measured at Level 1 of the fair value hierarchy.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

5.	RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

6.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued capital stock, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended April 30, 2011.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

7.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. On August 1, 2009, the Company and the private company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

	a.	Maturity date of September 30, 2010.

	b.	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%.

	c.	Secured by a first priority security interest over all of the assets of the private company.

At October 31, 2010, the Company made a provision for the outstanding principal amount of $200,000 pending resolution of its collection efforts and subsequently negotiated new repayment terms with the borrower. The provision for the loan was recorded in administration expense and will be recovered as the loan is collected. The Company has received $30,000 of payments at April 30, 2011 and an additional $35,000 subsequent to the quarter end.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

8.	PROPERTY AND EQUIPMENT

		April 30, 2011
		Accumulated	Net Book
	Cost	Amortization	Value
Computer	$40,734	$27,283	$13,451
Equipment	25,989	25,989	-

Total	$66,723	$53,272	$13,451

		April 30, 2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computer	$40,734	$19,753	$20,981
Equipment	25,989	25,989	-

Total	$66,723	$45,742	$20,981

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

9.	DEFERRED DEVELOPMENT COSTS

In the quarter ended April 30, 2011, the Company capitalized $254,770 of further development costs associated with the projects outlined below (2010: $216,556). Development costs include directly related consulting fees, materials and third party costs. During 2010, the Company evaluated the recoverability of these capitalized costs and reflected an impairment reserve of $2,711,392 against future realization of these costs.

The breakdown of development costs that have been capitalized is as follows:

Balance at October 31, 2009	2,000,611

Costs capitalized through January 31, 2010	279,253

Balance at January 31, 2010	2,279,864

Cost capitalized through April 30, 2010	216,556

Balance at April 30, 2010	2,496,420

Costs capitalized through July 31, 2010	331,943

Less impairment reserve	(1,437,074)

Balance at July 31, 2010	1,391,289

Costs capitalized through October 31, 2010	104,550

Less impairment reserve	(1,274,318)

Balance at October 31, 2010 and January 31, 2011	221,521

Costs capitalized through April 30, 2011	179,235

Balance at April 30, 2011	400,756

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

10.	PATENTS

The Company continues to pursue, protect and expand its patents registered in Canada, the United States and in foreign jurisdictions:

		April 30, 2011
		Accumulated	Net Book
	Cost	Amortization	Value

Patents	$233,403	$49,689	$183,714

		April 30, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Patents	$215,932	$12,751	$203,181

11.	SHARE CAPITAL

	a.	Authorized and outstanding:

The Company has two classes of shares as follows:

		i.	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

		ii.	Common shares without par value – an unlimited number authorized. At April 30, 2011 the Company reports 98,099,511 (2010 – 91,877,178) outstanding common shares.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

11.	SHARE CAPITAL (Cont’d)

	b.	Stock option plan:

The Company has a fixed stock option plan. Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options for up to 15,600,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan as at April 30, 2011 and changes during the periods ended on those dates is as follows:

	Options	Weighted Average
	(000)	exercise price
Outstanding, October 31, 2009 and 2010	10,022.89
Granted	375.55
Expired	(150)	.61
Outstanding, January 31, 2011	10,247.89
Granted	125.35
Expired	-	-
Outstanding, April 30, 2011	10,372.88

During the quarter ended April 30, 2011 a total of 125,000 options with a strike price of $0.35 per share with a 5 year term were issued to a director. The Company recorded an expense of $12,425 with respect to the granting of these options, calculated in accordance with the Black Scholes option-pricing model with the following assumptions:

Expected dividends	-
Volatility factor	85-90%
Risk free interest rate	1.18-2.25%
Weighted average expected life	2-5 years

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

11.	SHARE CAPITAL (Cont’d)

In May 2010 the Company extended by one year the maturity date on 1,927,199 options that would have otherwise expired in June 2010. The exercise price on these options was unchanged at 72 cents per share. The Company recorded a total expense of $64,653 with respect to the extension of these options.

No options were exercised and no cash proceeds were realized by the Company during the quarter ended April 30, 2011 (2010: nil).

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	2009	2010	2011

January 31	355,117	-	33,735
April 30	342,000	30,385	12,425
July 31	342,000	64,653	-
October 31	912,452	-	-

	1,951,569	95,038	46,160

The following table summarizes information about stock options outstanding as at April 30, 2011:

Options Outstanding			Options exercisable
Actual		Weighted average	Weighted		Weighted
exercise	Number	remaining contractual	Average	Number	Average
price	outstanding	life (in years)	exercise price	Exercisable	exercise price
0.35	125,000	5.0 years	0.35	125,000	0.35
0.72	1,927,199	0.1 years	0.72	1,927,199	0.72
0.60	215,000	1.5 years	0.60	215,000	0.60
0.80	4,290,000	0.3 years	0.80	4,290,000	0.80
1.01	325,000	1.9 years	1.01	325,000	1.01
1.12	20,000	1.9 years	1.12	20,000	1.12
1.50	1,400,000	2.3 years	1.50	1,200,000	1.50
0.36	350,000	1.0 years	0.36	350,000	0.36
1.00	1,345,000	3.3 years	1.00	1,345,000	1.00
0.55	375,000	1.7 years	0.55	375,000	0.55
TOTAL	10,372,199		0.89	10,172,199	0.89

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

11.	SHARE CAPITAL (Cont’d)

	c.	Loss per share

The diluted loss per share gives effect to the exercise of any option or warrant for which the exercise price is lower than the average market price during the year using the treasury stock method. The inclusion of the Company’s stock options convertible debt and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

	d.	Private Placements

In 2010 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received gross subscription proceeds of $2,021,051 and issued a total of 5,749,201 common shares. Additionally 5,749,201 common share purchase warrants with a weighted average price of $0.46 were attached to the private placements completed during 2010. All warrants issued in 2010 had a 12 month term from issue date.

In the quarter ended January 31, 2011, the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received gross subscription proceeds of $503,140 and issued a total of 2,525,000 common shares. Of this total, the Chairman of the Company subscribed for 750,000 Units at a Unit price of $0.20 per Unit and the Company realized proceeds of $151,469. Additionally 2,525,000 common share purchase warrants with a weighted average price of $0.19 were attached to the private placements completed during the first quarter of 2011. All warrants issued in the first quarter of 2011 have a 12 month term from issue date.

In the quarter ended April 30, 2011, the Company completed a private placement financing with an investor pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received gross subscription proceeds of $103,363 and issued a total of 944,303 common shares. Additionally 944,303 common share purchase warrants with a weighted average price of $0.13 were attached to the private placement. All warrants issued had a 12 month term from issue date. Of the $103,363, $73,363 is subscriptions received for which shares were issued subsequent to the quarter end.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

11.	SHARE CAPITAL (Cont’d)

	e.	Bridge Loans:

i.

On March 31, 2010 the Company secured a 180 day convertible bridge loan from an arm’s length investor in the amount of CDN $250,000. The interest rate on the loan was established at 4% per month (effective interest rate – 48%). The principal and interest of the loan is convertible at $0.55 per share at the holder option. The Company provided 12,500 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. As a result, net proceeds of $220 was allocated to warrants. During the quarter ended January 31, 2011, this loan was extended to June 17th , 2011 at an interest rate of 2% per month (effective interest rate – 25%). The Company provided 20,000 common share purchase warrants at a strike price of CDN $0.20 as part of the renegotiation.

ii.

On August 30, 2010 the Company secured a 180 day convertible bridge loan from an arms’ length investor in the amount of CDN $200,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). The principal and interest of the loan is convertible at $0.40 per share at the holder’s option. The Company provided 7,500 common share purchase warrants to acquire common shares at a strike price of $0.40 per share. As a result, net proceeds of $14 was allocated to warrants. In February 2011, this bridge loan matured and the principal and interest were repaid.

iii.

On March 2, 2011 the Company secured a 180 day convertible bridge loan from an arms’ length investor in the amount of CDN $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). The principal and interest of the loan is convertible at $0.20 per share at the holder’s option. The Company provided 5,000 common share purchase warrants to acquire common shares at a strike price of $0.20 per share. As a result, net proceeds of $6 was allocated to warrants.

iv.

On March 4, 2011 the Company secured a 30 day convertible bridge loan from an arms’ length investor in the amount of CDN $250,000. The interest rate on the loan was established at 2% per month (effective interest rate – 27%). The principal and interest of the loan is convertible at $0.20 per share at the holder’s option. The Company provided 10,000 common share purchase warrants to acquire common shares at a strike price of $0.20 per share. Subsequent to quarter end, the principal and interest were repaid (Note 20).

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

11.	SHARE CAPITAL (Cont’d)

v.

On March 23, 2011 the Company secured a short term loan from a director of the Company in the amount of CDN $100,000. The interest rate on the loan was established at 2% per month. Subsequent to quarter end, the principal and interest were repaid (Note 20).

The current outstanding bridge loans are summarized as below:

	Loan 1	Loan 2	Loan 3	Loan 4	Loan 5	Total
Principal	249,176	-	102,940	254,875	100,310	707,301
Interest accrued	119,212	-	3,912	11,181	2,006	136,311
Accretion expense	4,986	1,032	248	-	-	6,266
Equity portion of bridge loan - conversion	(4,766)	(1,018)	(558)	-	-	(6,342)
Equity portion of bridge loan - future warrants	(220)	(14)	(6)	-	-	(240)

Carrying value at April 30, 2011	368,388	-	106,536	266,056	102,316	843,296

Subseqeuent to April 30, 2011, Loans 4 and 5 were repaid (Note 20).

vi.	The fair value of the warrants issued with respect to the bridge loans was estimated using the Black Scholes option-pricing model with the following assumptions:

	2010	2011
	Loans	Modification/Loans
Expected dividends	-	-
Volatility factor	47% – 54%	112-121%
Risk-free interest rate	.6%-1.06%	1.27-1.33%
Weighted average expected life	6 months	6 months

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

11.	SHARE CAPITAL (Cont’d)

	f.	Warrants:

A summary of the outstanding common share purchase warrants at April 30, 2011 and the changes during previous periods are as follows:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized
Balance outstanding at October 31, 2009	3,416,865	$0.82
Exercised	-	-	-
Expired	(2,987,181)	$0.76	-
Granted	5,769,201	$0.46	-
Balance outstanding at October 31, 2010	6,198,885	$0.51	-
Exercised	-	-	-
Expired	-	-	-
Granted	2,545,000	$0.19	-
Balance outstanding at January 31, 2011	8,743,885	$0.41	-
Exercised	-	-	-
Expired	(65,455)	$0.46	-
Granted	265,000	$0.15	-
Balance outstanding at April 30, 2011	8,943,430	$0.41	-

In June 2011 the Company extended the maturity date of 1,394,444 common share purchase warrants for an additional 12 months (Note 20).

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

11.	SHARE CAPITAL (Cont’d)

	g.	Settlement of Accounts Payable:

In September 2010 the Company settled certain accounts payable outstanding with a supplier by issuing 192,307 common shares valued at $50,000.

12.	CONTRIBUTED SURPLUS

Balance at October 31, 2009	$24,145,911
Common share purchase warrants issued	423,455
Stock compensation expense relating to stock options extended	95,038
Balance at October 31, 2010	$24,664,404
Common stock purchase warrants issued	33,735
Common stock purchase warrants extended	64,146
Stock compensation expense relating to stock options issued	159,309
Balance at January 31, 2011	$24,921,594
Common stock purchase warrants issued	8,234
Stock compensation expense relating to stock options issued	12,425
Balance at April 30, 2011	$24,942,253

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

13.	INCOME TAXES

At October 31, 2010 the Company has non-capital losses of approximately $15.7 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. The tax losses expire as follows:

	Canada	Other Foreign	Total
2014	999,538	-	999,538
2015	3,147,879	-	3,147,879
2026	2,354,966	-	2,354,966
2027	1,980,341	-	1,980,341
2028	10,272	48,000	58,272
2029	2,681,028	1,740,251	4,421,279
2030	1,961,617	772,973	2,734,590
	$13,135,641	$2,561,224	$15,696,865

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

a.	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. In 2009, the Company extended the agreement to December 31, 2010. During the quarter ended January 31, 2011, the Board of Directors extended the Chairman’s contract on a month to month basis based on an annual compensation amount of $150,000 Canadian funds.

In 2009 the Chairman was awarded a total of 150,000 common stock options at a strike price of $1.00 per common share (2011 and 2010: no options were awarded).

The total compensation paid to the Chairman is summarized as follows:

	Cash Compensation	Stock Option Expense
2011 (6 mos)	$ 76,181	$ -
2010 (12 mos)	143,877	-
2009 (12 mos)	129,149	101,760

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

	b.	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties is as follows:

	Cash Compensation	Stock Option Expense
2011 (6 mos)	$ 323,621	$ 12,425
2010 (12 mos)	621,223	64,653
2009 (12 mos)	625,576	407,040

The Stock Option Expense in 2010 as listed above relates to the extension of 1,927,199 of options as described in Note 11(b).

The above-noted compensation has been included in the Consolidated Statements of Operations, and Deficit under the caption Professional, Other fees and Salaries, which total amount reported includes:

	2009		2010		2011
	(12 mos	)	(12 mos	)	(6 mos	)
Professional and other fees	$845,533		$750,482		$486,752
Salaries and wages	443,858		499,886		229,318
Stock compensation expense	1,951,569		95,038		46,160
	$3,240,960		$1,345,406		$762,230

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

	c.	Cost sharing agreements:

The Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expenses reported by the Company in these expense categories are summarized as follows:

	Rent	Salaries	Other	Total
2011 (6 mos)	$25,602	$229,320	$5,879	$260,801
2010 (12 mos)	27,610	499,886	13,112	540,608
2009 (12 mos)	17,177	289,897	11,541	318,615

For the 6 months ended April 30, 2011, the gross amount of these expenses was $302,156 and the Company re-billed $41,355 of these costs to these related companies. At April 30, 2011 the Company reports $110,926 of balances due from such parties for these expenses and has reserved $110,926 due to uncertainty of collection.

15.	COMMITMENTS

	a.	Operating Leases:

The Company has month to month operating lease commitments in respect of its head office.

	b.	Employment and Consulting Contracts:

The Company has entered into an employment agreement with the Chairman through December 31, 2011 which stipulates an annual obligation of $150,000 Canadian funds ($155,844 U.S. at quarter-end exchange rates). The Company reported $76,181 of compensation expense with respect to this employment agreement in the first quarter of 2011.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

15.	COMMITMENTS (Cont’d)

In May 2008 the Company entered into two year agreements with the President and the Chief Financial Officer and a three year agreement with the President of the Company’s subsidiary, MAST. In May 2010 the agreements with the President and the Chief Financial Officer were continued on a month to month basis on the same terms. In May 2011 the agreement with the President – MAST was continued on a month to month basis on the same terms (Note 20).

These agreements stipulate cash compensation obligations as below:

President	$13,333 Canadian funds per month
Chief Financial Officer	$12,500 Canadian funds per month
President – MAST	$15,000 US funds per month

16.	CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

Certain interests under an agreement with a third party reverted to that third party on March 9, 2004. On this basis, to the extent that future revenues are generated by the Company relating directly and specifically to the Vemram Patents, the Company is obligated to pay the third party 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

	a.	Fair values

The fair values for all financial assets and financial liabilities approximate their carrying values due to their short-term nature.

	b.	Foreign currency balances

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2009	2010	2011
Cash and cash equivalents	$90,307	$4,681	$25,043
Deposits and other receivables	83,486	89,238	46,088
Accounts payable and accrued liabilities	450,342	1,063,456	573,288
Bridge Loans	-	450,000	841,350

c.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in net liabilities position. The management monitors the Canadian net liability position on a periodic basis throughout the course of the year and adjusts the total net monetary liability balance accordingly.

ii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents, and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet of April 30, 2011. The convertible loan as described in Note 11(e)(i) was extended with the same terms on a month to month basis and the convertible loan as described in Note 11(e)(iii) is due on September 2, 2011, the convertible loans as described in Note 11(e)(iv) and 11(e)(v) were short term notes and repaid subsequent to quarter end (Note 20).

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at April 30, 2011, the Company reports a working capital deficiency of $1,986,534 and has certain financial commitments (Note 15), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”)

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conforms in all material respects with U.S. GAAP except for the accounting for development costs and prior valuations of Unit private placements. These are discussed below:

	a.	Development costs:

Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs that meet criteria for deferral are capitalized.

	b.	Valuation of Unit private placements:

During the year ended October 31, 2009, the Company, for Canadian GAAP purposes, started estimating the value of common shares and the warrants included in the Unit private placement financings using relative fair value method. It assigned a value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option pricing model. Under U.S. GAAP, the valuation of the shares and warrants have always been determined using the relative fair value approach. The above difference has no effect on aggregate shareholders’ equity.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	c.	A reconciliation between Canadian and U.S. GAAP in these financial statements is as follows:

	April 30, 2011			April 30, 2010
	Balance			Balance
	Canadian		Balance US	Canadian		Balance US
Balance sheet	GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP

Current assets	$125,841		$125,841	$339,617		$339,617
Property and equipment	13,451		13,451	20,981		20,981
Deferred development costs	400,756	(400,756)	-	2,496,421	(2,496,421)	-
Patents	183,714		183,714	203,181		203,181
	$723,762	$(400,756)	$323,006	$3,060,200	$(2,496,421)	$563,779

Accounts payable and accrued liabilities	$1,371,395		$1,371,395	$1,034,673		$1,034,673
Bridge loans	740,980		740,980	223,881	23,644	247,525
	2,112,375	-	2,112,375	1,258,554	23,644	1,282,198

Share capital	50,468,295	(590,765)	49,877,530	49,395,035	(287,467)	49,107,568
Subscriptions received	73,363		73,363	-
Equity component of bridge loans	6,582		6,582	23,644	(23,644)	-
Contributed surplus	24,942,253	590,765	25,533,018	24,433,378	287,467	24,720,845
Deficit	(76,879,106)	(400,756)	(77,279,862)	(72,050,411)	(2,496,421)	(74,546,832)
	$723,762	$(400,756)	$323,006	$3,060,200	$(2,496,421)	$563,779

Loss for the period	April 30, 2011	April 30, 2010

Net loss for the period - Canadian GAAP	$(507,225)	$(526,760)
Development costs expensed in the period per US GAAP	(179,235)	(216,556)
Net loss for the period - US GAAP	$(686,460)	$(743,316)
Loss per share - basic and diluted under US GAAP	(0.01)	(0.02)

Cash flows	April 30, 2011	April 30, 2010

Cash flow from operating activities per US GAAP	$(35,910)	$(281,584)
Expenditure of development costs per US GAAP	(179,235)	(216,556)
Cash flows from operating activities per US GAAP	$(215,145)	$(498,140)

Cash flow from investing activities per Canadian GAAP	$(244,059)	$(237,348)
Expenditure of development costs per US GAAP	179,235	216,556
Cash flows from investing activites per US GAAP	$(64,824)	$(20,792)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	d.	Adoption of new accounting polices

In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820)-Measuring Liabilities at Fair Value” (ASU 2009-05). ASU 2009-05 provides guidance in measuring the fair value of a liability when a quoted price in an active market does not exist for an identical liability or when a liability is subject to restrictions on its transfer. The adoption of this accounting standard had no impact on the Company's financial position or results of operations.

In February 2010, the FASB issued ASU No. 2010-09 Subsequent Events (ASC Topic 855) - Amendments to Certain Recognition and Disclosure Requirements (ASU 2010-09). ASU No. 2010-09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose a date, in both issued and revised financial statements, through which the filer had evaluated subsequent events. The adoption did not have a significant impact on the Company's consolidated financial statements.

	e.	Recent US accounting pronouncements not adopted

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition - Milestone Method (Topic 605). ASU 2010-17 provides guidance on applying the milestone method of revenue recognition in arrangements with research and development activities. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-17.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	f.	Recent US accounting pronouncements not adopted (Cont’d)

In April 2010, the FASB issued ASU 2010-13, "Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades," or ASU 2010-13. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-13.

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASU 2010-29”). This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-29.

19.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor application. There is one predominant market segment being the North American market for such technology.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

April 30, 2011

20.	SUBSEQUENT EVENTS

The following subsequent events are noted as of June 28, 2011:

	a)	The convertible loan described in Note 11 (e)(iv) and 11(e)(v) were repaid in May 2011.

	b)	The convertible loan described in Note 11 (e)(i) has been extended with the lender on a month to month basis.

	c)	The Company received payments of $35,000 against the promissory note described in Note 7; the remaining outstanding balance is scheduled for repayment through August 2011.

	d)	The Company has extended, on a month to month basis, the contract with the President of MAST. The terms of the contract remain the same.

	e)	The Company raised an additional $754,565 through Unit private placements and issued 7,050,242 Units. Each Unit consists of one common share and one share purchase warrant.

	f)	The Company extended the maturity date of 3,072,988 outstanding warrants which would have otherwise expired by June 30, 2011.

	g)	1,927,199 options issued to officers of the Company expired on May 27, 2011.

h)

The Company has extended the term of a total of 1,394,444 common share purchase warrants for a period of 12 months, the exercise price remains unchanged. The warrants were scheduled to expire in July – August 2011.

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